UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

LEXARIA CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

52886N208
(CUSIP Number)

     Chris Bunka
c/o Lexaria Corp.
#205, 171 Commercial Drive, Kelowna BC V1X 7W2
250-765-6424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52886N208

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). CHRISTOPHER BUNKA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,310,645 [1]
	8.	SHARED VOTING POWER Nil
	9.	SOLE DISPOSITIVE POWER 5,310,645 [1]
	10.	SHARED DISPOSITIVE POWER Nil
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,310,645 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.00% [2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

____________________
1 Consists of beneficial ownership of an aggregate of 5,310,645 shares of common stock of the Issuer broken down as follows: (i) 1,440,986 shares of common stock held directly by Mr. Bunka, (ii) 700,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof; (iii) 3,169,659 shares of common stock registered in the name of C.A.B. Financial Service Ltd., Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd

2Calculation based on 16,431,452shares of Common Stock issued and outstanding as of October 31, 2011.

CUSIP No.	52886N208

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). C.A.B. FINANCIAL SERVICE LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION C.A.B. Financial Service Ltd. is incorporated under the Business Corporations Act (British Columbia)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,169,659 [1]
	8.	SHARED VOTING POWER Nil
	9.	SOLE DISPOSITIVE POWER 3,169,659 [1]
	10.	SHARED DISPOSITIVE POWER Nil
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,169,659 [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.50% [2]
14.	TYPE OF REPORTING PERSON (See Instructions) CO

____________________
1 Consists of ownership of an aggregate of 3,169,659 shares of common stock of the Issuer broken down as follows: (i) 3,169,659 shares of common stock registered in the name of C.A.B. Financial Service Ltd., Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd;

2 Calculation based on 16,431,452 shares of Common Stock issued and outstanding as of October 31,2011.

Item 1.	Security and Issuer

This Schedule 13D is being filed jointly on behalf of Christopher Bunka and C.A.B. Financial Services Ltd., (together the "Reporting Persons") relating to the shares of common stock, par value $0.001 ("Common Stock") of Lexaria Corp., a corporation formed under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is suite 950 – 1130 W Pender St, Vancouver BC V6E 4A4.

Item 2.	Identity and Background.

(a)	Christopher Bunka and C.A.B. Financial Services Ltd.

(b)	The principal business addresses of the Reporting Persons is #205, 171 Commercial Drive, Kelowna BC Canada V1X 7W2.

(c)	Mr. Bunka is the CEO and Chairman of the Issuer and of Enertopia Corp, another public company. C.A.B. Financial Services Ltd. is a holding company.

(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years.

(e)

None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bunka is a Canadian citizen. C.A.B. Financial Services Ltd. is incorporated under the laws of the province of British Columbia.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of common stock in a number of transactions between December 7, 2010 and October 24, 2011. In aggregate, the shareholdings are as follows:

No. of Shares	Percentage of Holdings	Beneficial Owner
5,310,645	31.00%*	Christopher Bunka
3,169,659	18.50%*	CAB Financial Services Ltd.
5,310,645	31.00%*

* Chris Bunka is the sole shareholder of C.A.B. Financial Services Ltd. Chris Bunka is the beneficial owner, directly and indirectly of 5,310,645 shares of common stock as follows: (i) 1,440,986 shares of common stock held directly by Mr. Bunka, (ii) 700,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof; (iii) 3,169,659 shares of common stock registered in the name of C.A.B. Financial Service Ltd., Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd (collectively the "Shares").

The Shares were acquired as follows:

Date	Amount	(A) or (D)	Price	Amount of Securities Beneficially Owned	Direct (D) or Indirect (I) Ownership
2010-12-07	10,000	A	0.23	3,734,007	I
2010-12-15	2,500	A	0.27	3,736,507	D
2011-01-10	5,000	A	0.36	3,741,507	D
2011-02-03	5,000	A	0.2998	3,746,507	D
2011-05-16	25,000	A	0.4	3,771,507	I
2011-05-26	27,750	A	0.33	3,799,257	I
2011-05-27	10,000	A	0.4	3,809,257	I
2011-06-28	500,000	A	0.20 exercise of warrants	4,309,257	I
2011-07-15	100,000	A	0.20 exercise of warrants	4,409,257	D
2011-08-08	10,000	A	0.3	4,419,257	I
2011-08-12	5,000	A	0.34	4,424,257	D
2011-08-12	5,088	A	0.3	4,429,345	I
2011-08-12	10,000	A	0.295	4,439,345	I
2011-08-22	2,500	A	0.335	4,441,845	I
2011-08-22	2,500	A	0.34	4,444,345	I
2011-08-25	2,000	A	0.33	4,446,345	D
2011-08-26	3,425	A	0.31	4,449,770	D
2011-08-26	3,075	A	0.34	4,452,845	D
2011-09-08	2,500	A	0.36	4,455,345	I
2011-09-09	2,000	A	0.27	4,457,345	I
2011-09-19	2,000	A	0.34	4,459,345	D
2011-09-20	2,500	A	0.34	4,461,845	D
2011-09-21	1,500	A	0.37	4,463,345	D
2011-09-22	1,500	A	0.34	4,464,845	D
2011-09-22	5,000	A	0.29	4,469,845	D
2011-09-22	2,500	A	0.29	4,472,345	D
2011-09-22	2,000	A	0.29	4,474,345	D
2011-09-22	3,000	A	0.3	4,477,345	D
2011-09-23	5,000	A	0.36	4,482,345	D
2011-09-23	3,500	A	0.37	4,485,845	D
2011-09-23	2,500	A	0.3	4,488,345	D
2011-09-27	1,500	A	0.365	4,489,845	D
2011-09-28	1,500	A	0.365	4,491,345	D
2011-09-30	2,500	A	0.3	4,493,845	D
2011-09-30	2,000	A	0.325	4,495,845	D
2011-09-30	2,000	A	0.33	4,497,845	D
2011-09-30	2,500	A	0.29	4,500,345	D
2011-10-03	1,500	A	0.29	4,501,845	D
2011-10-04	3,000	A	0.29	4,504,845	D
2011-10-05	12,800	A	0.29	4,517,645	I
2011-10-05	12,400	A	0.295	4,530,045	I
2011-10-06	6,200	A	0.295	4,536,245	I
2011-10-07	10,000	A	0.28	4,546,245	I
2011-10-10	5,000	A	0.28	4,551,245	I
2011-10-10	2,000	A	0.31	4,553,245	I
2011-10-11	5,000	A	0.3	4,558,245	I
2011-10-11	5,000	A	0.31	4,563,245	I
2011-10-11	1,500	A	0.32	4,564,745	I
2011-10-12	6,800	A	0.32	4,571,545	I
2011-10-12	1,400	A	0.35	4,572,945	I
2011-10-18	13,200	A	0.3	4,586,145	I
2011-10-20	7,500	A	0.3	4,593,645	I
2011-10-24	7,000	A	0.28	4,600,645	D
2011-10-24	5,000	A	0.32	4,605,645	D
2011-10-24	5,000	A	0.28	4,610,645	I
This line intentionally blank

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

The Reporting Persons expect to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding The Issuer or the common stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. The Reporting Persons may act independently in evaluating and effecting any such transactions.

Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above

Item 5.	Interest in Securities of the Issuer

Mr. Bunka is a director and executive officer of the Issuer and a director and executive officer of C.A.B. Financial Services Ltd.

(a)

[1] Consists of beneficial ownership of an aggregate of 5,310,645 shares of common stock of the Issuer broken down as follows: (i) 1,440,986 shares of common stock held directly by Mr. Bunka, (ii) 700,000 shares of common stock acquirable on exercise of outstanding stock options within 60 days of the date hereof; (iii) 3,169,659 shares of common stock registered in the name of C.A.B. Financial Service Ltd., Mr. Bunka beneficially owns all of the voting shares of C.A.B. Financial Service Ltd[2]

(b)	See Item 5(a) above

(c)

Mr. Bunka received the following stock option awards from the Issuer: on January 20, 2010, Mr. Bunka was awarded 500,000 stock options to buy 500,0000 common shares at a price of $0.20 per share and; on July 7, 2011, Mr. Bunka was awarded 200,000 stock options at a price of $0.35 per share.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as referenced above or as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Item 7.	Material To Be Filed as Exhibits

99.1	Joint Filing Agreement between Christopher Bunka and C.A.B. Financial Services Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: November 18, 2011	/s/ Christopher Bunka
Signature
Christopher Bunka
Name/Title

Date: November 18, 2011	/s/ Christopher Bunka
Signature
Christopher Bunka, President and Director
C.A.B. Financial Services Ltd.
Name/Title